UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41385

Visionary Holdings Inc.

95 Moatfield Dr. First floor

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

1.	Sale of Unit D63, 4300 Steeles Ave. E, Markham ON L3R 0Y5

On November 8, 2023, the Company entered into an Agreement of Purchase and Sale (“Agreement”) with 1000593277 Ontario Inc. in connection with the sale its properties located at Unit D63, 4300 Steeles Ave. E, Markham ON L3R 0Y5 for 260,000 CAD. On January 22, 2024, both parties agreed to enter into an amendment to change title search date and closing date, while other terms in the Agreement remain the same.

The Agreement includes customary representations, warranties, covenants, and closing conditions. The transaction contemplated by the Agreement, as amended, closed on March 8, 2024.

The foregoing description of the Agreement, as amended, and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Agreement and it’s amendment, which are filed as Exhibit 99.1 and 99.2 hereto and incorporated herein by reference.

2.	Approval and Ratification of Asset Transfer

On February 5, 2024, the Company transferred (i) 80% equity of Farvision Digital Technology Group Inc., a wholly owned subsidiary of the Company, to Qi Aimin, an individual unrelated to the Company, at a price of 80,000 CAD; and (ii) 70% equity of Visionary Academy (Lowell Academy) from Farvision Career Education Group Inc. to Qi Aimin at a nominal price of 1 CAD. The Board approved the transaction in order to streamline and restructure the Company’s operations.

3.	Acquisition of Heritage Mission Global Inc.

On February 22, 2024, Farvision Career Education Group Inc., a wholly owned subsidiary of the Company (“Farvision”), entered into a share purchase agreement (“Heritage Agreement”) with Heritage Mission Global Inc., the sole shareholder of Heritage Innovation School Inc. Pursuant to this agreement, Farvision will acquire a 70% ownership stake in the issued and outstanding shares of Heritage Innovation School Inc., the entity operating Heritage Innovation School, at a price of Five Hundred Twenty-five Thousand Dollars (USD 525,000). This consideration will be settled through the issuance of 175,000 common shares of the Company, valued at US$3.00 per share. The Heritage Agreement includes customary representations, warranties, covenants, and closing conditions. Subject to the closing conditions set forth therein, the transaction is anticipated to close by the first quarter of 2024.

The foregoing description of the Heritage Agreement, and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Heritage Agreement , which is filed as Exhibit 99.3 hereto and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Exhibit Description
99.1	Agreement of Purchase and Sale dated November 8, 2023
99.2	Amendment to Agreement of Purchase and Sale dated January 22, 2024
99.3	Share Purchase Agreement between Farvision Career Education Group Inc. and Heritage Mission Global Inc., dated February 22, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Visionary Holdings Inc.

	By:	/s/ Rusheng (Ransom) Wu
	Name:	Rusheng (Ransom) Wu
	Title:	Chief Executive Officer

Dated: March 20, 2024

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